UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2010 SECOND QUARTER RESULTS

UNDER IFRS

•

OTE Group revenues impacted by lower consumer spending across      SE Europe

o

Market outperformance in Greek mobile

o

Focus on client retention across all operations

•

Resilient operating profitability

o

Greek fixed-line payroll down 2.6%

•

Net loss due to extraordinary tax burden

•

Operating cash flow remaining strong

ATHENS, Greece – August 5, 2010 – Hellenic Telecommunications Organization SA     (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced reviewed consolidated results (prepared under IFRS) for the quarter and six months ended June 30, 2010:

(€ mn)	Q2’10	Q2’09****	% Change	6M’10	6M’09****	% Change
Revenues*	1,358.6	1,481.4	-8.3%	2,759.7	2,930.2	-5.8%
Other income/ (expense), net	21.5	7.0	+207.1%	30.9	13.3	+132.3%
EBITDA**	463.2	374.5	+23.7%	941.9	1,105.6	-14.8%
as % of Revenues	34.1%	25.3%	+8.8pp	34.1%	37.7%	-3.6pp
Pro forma*** EBITDA	458.8	527.1	-13.0%	974.7	1,070.6	-9.0%
as % of Revenues	33.8%	35.6%	-1.8pp	35.3%	36.5%	-1.2pp
Operating Income (EBIT)	178.4	90.1	+98.0%	380.2	543.4	-30.0%
Net Income/(loss)	(60.8)	6.4	-	5.0	274.9	-98.2%
Basic EPS (€)	(0.1240)	0.0130	-	0.0102	0.5608	-98.2%
CAPEX	206.7	220.1	-6.1%	398.0	441.5	-9.9%
Cash flows from operations	175.1	406.5	-56.9%	378.0	717.3	-47.3%

* Certain reclassifications have been made for presentation purposes (See Exhibit IX)

** See Exhibit VIII

*** Excluding impact of Voluntary Retirement Programs

**** Adjusted due to change in accounting policy (See Exhibit IX)

Commenting on the second quarter, Panagis Vourloumis, Chairman & CEO, noted:

“As we had anticipated, our top-line performance this quarter was significantly impacted by the tough economic and competitive conditions in all our markets,  while our net result for the first half was annihilated by the dramatic increase in our taxes.  In this context, the resilience of our EBITDA margins bears witness to the effectiveness of our past cost-containment initiatives.”  Mr. Vourloumis added: “We are intensifying our cost-reduction efforts and have initiated a constructive dialogue with the unions on the needed transformation of our organizations. We are pointing out to the Greek regulator the radical changes at work in the telecommunications markets for the past three years, and we are confident that this new reality will be taken into account as a new framework is put in place. Finally, we have made customer retention our absolute priority and will fight relentlessly to retain and strengthen the loyalty of all of our clients. While we do not foresee any relief in the short term, we are doing everything in our power to preserve and strengthen OTE’s future growth and profit potential.”

FINANCIAL HIGHLIGHTS

BREAKDOWN OF GROUP REVENUES

(€ mn)	Q2’10	Q2’09	% Change	6M’10	6M’09	% Change
Fixed Line Operations, Greece	548.2	590.8	-7.2%	1,108.8	1,195.8	-7.3%
Fixed Line Operations, Romania	178.7	201.1	-11.1%	365.3	396.8	-7.9%
Mobile Operations, Greece	442.9	492.5	-10.1%	903.5	945.6	-4.5%
Mobile Operations, International	249.0	261.5	-4.8%	493.6	524.8	-5.9%
Others	117.3	101.8	+15.2%	221.9	198.2	+12.0%
Intragroup Eliminations	(177.5)	(166.3)	+6.7%	(333.4)	(331.0)	+0.7%
TOTAL	1,358.6	1,481.4	-8.3%	2,759.7	2,930.2	-5.8%
Other income/ (expense), net*	21.5	7.0	+207.1%	30.9	13.3	+132.3%

* Starting Q2’10, this new line contains items that are not included in revenues and in operating expenses

Facing challenging economic conditions, intense competition and lower consumer spending across all countries in which it operates, the OTE Group experienced a revenue decline of over 8% in Q2’10. On a comparable basis (i.e. excluding Q2’09 revenues of Cosmofon and Q2’10 revenues of Zapp in Romania), Group revenues were down by 8.6% compared to Q2’09.

Total Operating Expenses excluding depreciation & amortization amounted to €916.9mn in Q2’10.  Excluding the Q2’09 voluntary retirement costs and the Q2’10 reversal of voluntary retirement costs, total Operating Expenses declined by 4.2% from the comparable 2009 quarter, mainly reflecting lower charges from domestic telephony operators and lower cost of telecommunications equipment.

In Q2’10, Payroll and Employee Benefits decreased by 4.1%. Payroll and Employee Benefits in Greek fixed-line operations were down by 2.6%.

The Group posted a net loss of €60.8mn for the quarter, reflecting the extraordinary tax levy imposed by the Greek State.  Excluding additional taxes (special contribution on Greek profitable entities, tax on dividend income from Greek subsidiaries), net income would have been approximately €55mn.

Capital expenditures decreased in Q2’10, reflecting lower investments at OTE and RomTelecom. Total CAPEX as a percentage of Group revenues in Q2’10 was 15.2%, as compared to 14.9% in Q2’09. Capital expenditure for the Greek fixed-line, Romania fixed-line and for mobile operations amounted to €56.7mn, €36.7mn and €107.9mn, respectively.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Jun 30,2010	Mar 31, 2010	% Change	Dec 31, 2009	% Change
Short-Term:
-Bank loans	5.9	3.3	+78.8%	3.3	+78.8%
Medium & Long-term:
-Bonds	4,827.2	4,880.2	-1.1%	4,876.5	-1.0%
-Bank loans	542.1	543.9	-0.3%	542.1	0.0%
Total Indebtedness	5,375.2	5,427.4	-1.0%	5,421.9	-0.9%
Cash and Cash equiv.	761.1	878.5	-13.4%	868.8	-12.4%
Net Debt	4,614.1	4,548.9	+1.4%	4,553.1	+1.3%

1.

FIXED LINE OPERATIONS, GREECE

ACCESS LINES & TRAFFIC STATISTICS

	Jun 30, 2010	Jun 30, 2009	% Change
PSTN lines	3,581,117	3,942,249	-9.2%
ISDN, 64kb equiv. lines	1,155,748	1,239,470	-6.8%
Total lines (channels)	4,736,865	5,181,719	-8.6%
of which Wholesale line rental	60,126	8,945	+572.2%
ADSL subscribers	1,145,681	1,049,128	+9.2%
Unbundled local loops	1,237,269	857,468	+44.3%

(min, mn)	Jun 30, 2010	Jun 30, 2009	% Change
Local	2,296.3	2,497.2	-8.0%
National Long-distance	455.3	493.7	-7.8%
International Long-distance	64.5	58.0	+11.1%
Fixed-to-Mobile	348.7	406.3	-14.2%
Special Calls	29.9	34.2	-12.5%
Total Voice traffic	3,194.7	3,489.4	-8.4%
Subscription Dial-up Internet	129.4	306.0	-57.7%

In the second quarter of 2010, OTE’s fixed-line operations in Greece experienced the loss of over 134,000 PSTN and ISDN lines.  The sharp deterioration in the rate of disconnection compared to prior quarters reflects the difficulties of the Greek economy, as a number of businesses scale down their operations while consumers adapt their spending levels to reduced disposable income and higher taxes. In this environment, the substantial pricing differential imposed by the Greek telecommunications regulator hinders OTE’s ability to offer competitive alternatives to the low-price services available in the market.  Facing the acceleration in line losses, notably to inexpensive LLU voice-only offers, OTE is applying for regulatory approval of a number of flat-rate single- and double-play packages aimed at reducing the pricing gap with its competition; in July alone, OTE sought regulatory approval for seven different bundles. To contain line disconnections in the second half of the year, OTE is also pursuing efforts to follow a more segment-focused approach, offering to its clients solutions tailored to their precise needs.

The total Greek ADSL broadband market reached nearly 2.4 million subscribers at the end of June 2010, compared to about 1.9 million one year earlier. Total market net additions were nearly 96,000 in the quarter, a number that also includes voice-only LLU subscribers. During the quarter, OTE experienced an increase in retail broadband subscriptions of 2,400 units, bringing market share to 46%, down from 50% at 2009 year end. For the first time ever, in April, the Greek regulator approved a slight increase in the LLU tariff OTE charges alternative carriers.

To counter subscriber erosion in the residential market within the current regulatory constraints, OTE is emphasizing new revenue streams. The availability of OTE Pay-TV service was expanded to most of the major urban areas countrywide and the number of IPTV subscribers exceeded 30,000 as of the end of Q2’10, nearly double the number at the end of 2009. Take up is expected to continue at a brisk pace for the balance of the year, fueled in particular by the expansion of the content on offer, including broadcast of popular sporting events currently under negotiations. Satellite TV services should be launched in the latter part of the year.

In the business segment, notwithstanding the economic challenges, OTE revenues remained roughly in line with the high level achieved in the comparable 2009 period, reflecting the Company’s expertise in providing solutions combining different technologies. While larger organizations continue to rationalize their telecommunications infrastructure, leading to line cancellations, churn in the small- to medium-business segment has been stabilized, reflecting the offer of flat-rate business packages well suited to this market segment. In particular, OTE has aggressively developed VoIP solutions with a broad array of functionalities, which have been instrumental in retaining SME customers. The Company also maintained its market share in business broadband access (Conn-X@Work). OTE’s success in large-scale ICT and Systems Integration projects, in both the public and private sectors, remains high, reflecting the Company’s technological and execution edge, though many decisions are suffering from delays and changes in scope.

SUMMARY FINANCIAL DATA

(€ mn)	Q2’10	Q2’09**	% Change	6M’10	6M’09**	% Change
Revenues	548.2	590.8	-7.2%	1,108.8	1,195.8	-7.3%
- Basic Monthly Rentals	126.9	143.9	-11.8%	259.0	291.3	-11.1%
- Fixed-to-fixed calls	90.9	103.4	-12.1%	184.3	206.6	-10.8%
- Fixed-to-mobile calls	30.1	44.7	-32.7%	61.0	87.1	-30.0%
- International	39.9	42.0	-5.0%	77.2	81.7	-5.5%
- Other	260.4	256.8	+1.4%	527.3	529.1	-0.3%
Other income/ (expense), net	13.5	0.7	+1814.3%	14.4	1.2	+1100.0%
EBITDA	185.6	18.4	+908.7%	339.3	409.1	-17.1%
as % of revenues	33.9%	3.1%	+30.8pp	30.6%	34.2%	-3.6pp
Pro Forma* EBITDA	164.0	170.4	-3.8%	349.2	370.2	-5.7%
as % of revenues	29.9%	28.8%	+1.1pp	31.5%	31.0%	+0.5pp
Operating Income (EBIT)	91.6	(88.0)	-	149.4	193.1	-22.6%
Voluntary Retirement costs/(reversals)	(21.6)	152.0	-	9.9	(38.9)	-
Depreciation & Amortization	94.0	106.4	-11.7%	189.9	216.0	-12.1%

* Excluding impact of Voluntary Retirement Programs

** Adjusted due to change in accounting policy (See Exhibit IX)

In Q2’10, revenues from monthly rentals posted another sharp drop, reflecting line disconnections, while fixed-to-mobile revenues declined in line with mobile termination rate cuts. ADSL and LLU revenues posted solid increases, reflecting growth in the broadband and voice-only LLU segments.

Total operating expenses excluding retirement programs and depreciation & amortization were down 5.6% in the quarter, reflecting a 2.6% drop in personnel expenses and cost cutting measures in other operating expenses.  As a result, pro forma EBITDA, as a percentage of revenues, improved by 1.1pp compared to Q2’09.

2.

FIXED LINE OPERATIONS, ROMANIA

SUMMARY FINANCIAL & ACCESS LINE DATA

	Jun 30, 2010	Jun 30, 2009	% Change
Fixed Telephony Lines	2,663,712	2,865,694	-7.0%
DSL and mobile data subscribers	881,218	724,985	+21.5%
TV subscribers (DTH & IPTV)	934,082	779,827	+19.8%

(€ mn)	Q2’10	Q2’09	% Change	6M’10	6M’09	% Change
Revenues	178.7	201.1	-11.1%	365.3	396.8	-7.9%
Other income/ (expense), net	10.0	6.2**	+61.3%	18.2	11.9**	+52.9%
EBITDA	24.4	60.6	-59.7%	83.7	134.9	-38.0%
as % of revenues	13.7%	30.1%	-16.4pp	22.9%	34.0%	-11.1pp
Pro Forma* EBITDA	41.6	61.2	-32.0%	104.0	138.8	-25.1%
as % of revenues	23.3%	30.4%	-7.1pp	28.5%	35.0%	-6.5pp
Operating Income (EBIT)	(41.5)	(1.5)	-	(38.2)	12.3	-
Voluntary Retirement costs/(reversals)	17.2	0.6	-	20.3	3.9	420.5%

* Excluding impact of Voluntary Retirement Programs

** The amount was previously reported in revenues

The economic environment in Romania further deteriorated in the first half of the year, as the unemployment rate rose 3 percentage points to 8.1%, negatively impacting consumer behavior. While the Romanian currency was resilient in the period, drastic austerity measures have been taken with IMF support, including 25% salary cuts for most public servants and a 5 percentage point increase in the VAT rate effective July 2010.  These measures are expected to further impact consumption in Romania.

In this context, RomTelecom’s revenues dropped by 11.1% in Q2’10 vs. the same period last year.

The quarter’s revenue decline primarily reflected a 19.7% decrease in PSTN services, as a combined result of an 11.8% ARPU drop and a 7.0% line loss compared to Q2’09.

To deal with the continuing drop in the number of its traditional voice-only customers, RomTelecom has been actively diversifying its revenue base.  As of June 30, 2010, the total number of revenue-generating units (RGUs, defined as voice, broadband and TV subscriptions) had risen by 3.8% compared to 2009 year end to 4.5 million. Thanks to a 21.5% increase in the number of broadband customers compared to Q2’09, penetration reached 33% of all voice clients, while related revenues were up by 2%. Similarly, the number of TV subscribers rose 19.8% exceeding 930,000, representing voice penetration of 35% and generating a 21% increase in related revenues compared to Q2’09.

The newly deployed CDMA network enabled the company to capture mobile broadband market share, cumulating around 47,600 RGUs (voice & broadband) at the end of Q2’10.

As the pace of growth in alternative RGUs (TV, fixed and mobile broadband, etc.) starts showing signs of slow down, RomTelecom is fine-tuning its customer segmentation strategy to better address the diverse needs of its clients.  In addition, in broadband, the Company relies on a second brand, NextGen, to meet demand for more basic products; based on a highly cost-effective technology, NextGen delivered nearly 27,000 additional RGUs in Q2’10.

As of the end of Q2’10, RomTelecom’s IPTV platform with interactive Video-on-Demand capability, launched in Q4’09, had been adopted by more than 12,300 customers.  Its recently launched very-high-speed (20-30 Mbps) VDSL internet service reached 20,000 customers by the end of Q2’10, virtually all acquired since the beginning of the year.

Facing continued pressure on its revenue base, RomTelecom once again intensified its cost-control initiatives. To secure a long-term reduction in payroll, its largest cost generator, the Company launched a new voluntary leave program. As a result, in Q2’10, operating expenses excluding depreciation and amortization were 12.0% higher than in the comparable 2009 period, reflecting a €16.6mn increase in redundancy costs. Two major initiatives –an additional voluntary leave scheme and a network operations efficiency program– should yield headcount reductions of over 1,000 people. The above projects, together with the outsourcing of switching and power supply maintenance project concluded earlier in the year, have led to an overall reduction of headcount of 10% between Q2’09 and Q2’10.

Reflecting the unfavorable economic conditions and the resulting growth in the number of service disconnections, provisions for doubtful receivables were 2% higher in Q2’10 than in the same period last year.

RomTelecom has started working with Cosmote Romania to launch joint solutions, including on-net pricing between the RomTelecom and Cosmote networks, which have received highly favorable market reception. In addition, highly attractive new fixed products are being developed and will be launched in the marketplace.

3. MOBILE OPERATIONS

SUMMARY FINANCIAL DATA

Revenues (€ mn)	Q2’10	Q2’09	% Change	Η1’10	Η1’09	% Change
Greece	446.9	496.7	-10.0%	911.6	953.3	-4.4%
Albania	30.3	35.5	-14.6%	58.9	75.9	-22.4%
Bulgaria	105.8	116.2	-9.0%	209.8	224.8	-6.7%
Romania	115.0	108.2	+6.3%	229.8	209.5	+9.7%
FYROM	-	4.8	-	-	19.1	-
Intragroup eliminations	(6.1)	(7.4)	+17.6%	(13.0)	(12.2)	-6.6%
Total	691.9	754.0	-8.2%	1,397.1	1,470.4	-5.0%
EBITDA
Greece	155.2	183.9	-15.6%	329.4	345.8	-4.7%
Albania	15.8	21.0	-24.8%	28.5	46.1	-38.2%
Bulgaria	41.3	45.5	-9.2%	82.7	85.8	-3.6%
Romania	18.7	21.2	-11.8%	25.3	36.2	-30.1%
FYROM	-	0.9	-	-	2.8	-
Intragroup eliminations	0.3	(1.4)	+121.4%	4.2	(5.4)	+177.8%
Total EBITDA	231.3	271.1	-14.7%	470.1	511.3	-8.1%
Pro forma* EBITDA	231.3	271.1	-14.7%	472.7	511.3	-7.5%
EBITDA Margin %
Greece	34.7%	37.0%	-2.3pp	36.1%	36.3%	-0.2pp
Albania	52.1%	59.1%	-7.0pp	48.4%	60.7%	-12.3pp
Bulgaria	39.0%	39.2%	-0.2pp	39.4%	38.2%	+1.2pp
Romania	16.3%	19.6%	-3.3pp	11.0%	17.3%	-6.3pp
FYROM	-	18.5%	-	-	14.5%	-
Total EBITDA Margin	33.4%	36.0%	-2.6pp	33.7%	34.8%	-1.1pp
Pro forma EBITDA Margin*	33.4%	36.0%	-2.6pp	33.8%	34.8%	-1.0pp

*Excluding impact of Voluntary Exit Scheme at Mobile Operations in Romania (Zapp)

As of the end of Q2’10, the mobile operations of the OTE Group provided telecommunications services to approximately 21.6 million customers, a 4.5% increase compared to Q2’09.

MOBILE OPERATIONS, GREECE

As of the end of Q2’10, Cosmote’s total customer base in Greece amounted to 8.5 million users. The 3.2% drop in subscriber numbers compared to June 30, 2009 is primarily due to industry-wide attrition in prepaid customer numbers, reflecting the mandatory registration process imposed by the Greek authorities since late 2009.

Cosmote management estimates that the decline in the Greek market’s total mobile service revenues accelerated in Q2’10, reflecting the effect of aggressive prepaid pricing introduced in previous quarters, tough economic conditions affecting consumer behavior, and the steep reduction in mobile termination rates.

Against this background, Cosmote was able to contain the decline in its service revenues in the quarter to just 11%. The decline in service revenues largely reflected a nearly 25% drop in incoming revenues, due to the termination rate cut and a shift to more on-net traffic, while outgoing service revenues, affected by the drop in the prepaid segment, were down by more than 8%.

Cosmote is the Greek market leader in mobile broadband subscribers, with broadband service revenues up 26% compared to the same period last year.

For H1’10, blended AMOU increased by nearly 16% to 250.1 minutes, continuing the trend of prior quarters, mostly driven by prepaid AMOU, up 28% as a result of attractive on-net offers. Blended ARPU for the same period, at €16.1, was down 14% from H1’09, mainly reflecting lower ARPU in the prepaid segment. Postpaid ARPU also declined, mainly due to lower incoming rates.

MOBILE OPERATIONS, ALBANIA

In Q2’10, AMC added 30K net new subscribers, bringing its total customer base at the end of the period to over 2.0 million, an increase of nearly 33.5% compared to the end of Q2’09.

AMC’s revenues and EBITDA margin in the quarter were negatively impacted by regulation affecting wholesale and retail tariffs, lower international incoming traffic and intense competition initiated by the third mobile operator.

MOBILE OPERATIONS, BULGARIA

In Bulgaria, Globul’s postpaid customer base increased by nearly 7% from Q2’09 to a total of 2.2 million, or 55% of its total customer base. By contrast, the number of prepaid customers dropped by nearly 10% over the same period, reflecting both mandatory prepaid registration and Globul’s strategic focus on postpaid subscribers. Globul’s total customer base at the end of Q2’10 was approximately 4.0 million. It should be noted that Globul closed Q2’10 with positive net additions for the first time since the end of 2008.

Service revenues declined by 2.6% in Q2’10, mainly due to macroeconomic factors, intense competition in the business postpaid segment, and lower interconnection rates. EBITDA decreased by 9.2% despite substantial cost-containment efforts, which brought operating expenses down by 8.6%, driven by cuts in network, sales & distribution, and general administrative expenses.

MOBILE OPERATIONS, ROMANIA

As of the end of Q2’10, Cosmote’s total customer base in Romania reached 6.7 million (excluding Zapp), of which 19.8% was postpaid. The increase in the postpaid customer base, especially in the business segment, generated significant revenue growth. The number of prepaid customers also rose despite fierce competition in this segment. In the quarter, service revenues were up by 2.6%, with outgoing service revenues alone posting an increase of more than 1%. Excluding Zapp, the drop in EBITDA for the quarter would be 9%, reflecting lower customer spending and price erosion.

With a market share now in excess of 24% and the ability to offer 3G services following the acquisition of Zapp, Cosmote Romania focuses on expanding its presence in the broadband and corporate markets. The integration of Zapp is proceeding smoothly, with significant revenue and cost synergies already achieved in the quarter.

4. EVENTS OF THE QUARTER

OTE announces intention to delist from the NYSE

                                                                On May 12, 2010, OTE announced its intention to delist its American Depositary Receipts ("ADRs") from the New York Stock Exchange ("NYSE") and to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 ("the Exchange Act"). This decision is aimed at cutting administrative costs, reducing complexity in financial reporting, and concentrating trading of its shares on the market providing the highest liquidity, the Athens Stock Exchange. OTE remains committed to serve its investor base in the US, to comply with the highest standards of corporate governance, and to provide comprehensive and transparent English-language financial reporting.

New OTE BoD Members

On June 23, 2010, OTE’s BoD held a meeting and, following the submitted resignations of its members Iordanis Aivazis, Ioannis Benopoulos, Charalambos Dimitriou, Leonidas Evangelidis and Konstantinos Michalos, five new members were elected, i.e. Stathis Αnestis, Μichail Bletsas, Vassilis Fourlis, Nikolaos Κaramouzis and Dimitris Tzouganatos, in replacement of the aforementioned members, for the rest of their tenure which is until the General Assembly of Shareholders in 2012, for all the members.

5. OUTLOOK

The factors that have negatively affected the OTE Group’s top-line performance in the second quarter are expected to continue impacting revenues throughout 2010. As it has done in the second quarter, OTE management will actively pursue initiatives aimed at containing revenue erosion, cutting costs that are under its control, and preserving cash.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2009 filed with the SEC on June 7, 2010. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of June 30, 2010 and December 2009 (Under IFRS)

II.

Consolidated Income Statements for the three months and six months ended June 30, 2010 and 2009 (Under IFRS)

III.

Consolidated Statement of Cash Flows for the six months ended June 30, 2010 and 2009 (Under IFRS)

IV.

Group Revenues for the three months and six months ended June 30, 2010 and 2009 (Under IFRS)

V.

Segment Reporting based on the Company’s legal structure (Including mapping of reclassifications)

VI.

Mobile Operations

VII.

Operational Highlights

VIII.

EBITDA and Pro Forma EBITDA calculation

IX.

Change in accounting policy - Reclassifications

EXHIBIT I – CONSOLIDATED BALANCE SHEET

	Jun 30, 2010	Dec 31, 2009*
ASSETS
Non - current assets:
Property, plant and equipment
5,369.8
5,596.2
Goodwill	574.7	577.4
Telecommunication licenses	348.7	365.0
Intangible assets	493.8	523.5
Investments	156.7	157.0
Loans and advances to pension funds	141.6	154.5
Deferred tax assets	258.8	278.7
Other non-current assets	142.0	127.3
Total non - current assets:	7,486.1	7,779.6
Current assets:
Inventories	205.5	229.1
Trade receivables	1,120.5	1,153.0
Other financial assets	43.0	35.4
Other current assets	271.0	255.6
Cash and cash equivalents	761.1	868.8
Total current assets	2,401.1	2,541.9

TOTAL ASSETS	9,887.2	10,321.5

* Adjusted due to change in accounting policy

EQUITY AND LIABILITIES	Jun 30, 2010	Dec 31, 2009*
Equity attributable to owners of the parent:
Share capital	1,171.5	1,171.5
Share premium	508.0	505.1
Statutory reserve	344.1	344.1
Foreign exchange and other reserves	(215.4)	(162.0)
Changes in non-controlling interests	(3,321.5)	(3,321.5)
Retained earnings	2,507.6	2,589.2
	994.3	1,126.4
Non-controling interests	703.5	757.7
Total equity	1,697.8	1,884.1

Non – current liabilities:
Long-term borrowings	3,893.3	5,385.7
Provision for staff retirement indemnities	334.6	316.8
Provision for voluntary leave scheme	48.3	109.9
Provision for Youth account	353.2	361.9
Deferred tax liabilities	109.5	117.9
Other non – current liabilities	67.9	66.9
Total non – current liabilities	4,806.8	6,359.1
Current liabilities:
Trade accounts payable	720.0	813.2
Short-term borrowings	5.9	3.3
Short-term portion of long-term borrowings	1,476.0	32.9
Income tax payable	107.4	133.2
Deferred revenue	260.8	256.6
Provision for voluntary leave scheme	86.5	149.0
Dividends payable	88.8	4.2
Other current liabilities	637.2	685.9
Total current liabilities	3,382.6	2,078.3

Total liabilities	8,189.4	8,437.4

TOTAL EQUITY AND LIABILITIES	9,887.2	10,321.5

* Adjusted due to change in accounting policy

Movement in OTE Group Shareholders’ equity

Jun 30, 2010

Shareholders' equity, January 1	1,884.1
Profit/(loss) for the period	(24.2)
Dividends declared	(93.1)
Other movements	(69.0)

Shareholders' equity, June 30	1,697.8

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

(€ mn)	Q2’10	Q2’09*	% Change	6M’10	6M’09*	% Change
Total Revenues	1,358.6	1,481.4	-8.3%	2,759.7	2,930.2	-5.8%
Other income/ (expense), net	21.5	7.0	+207.1%	30.9	13.3	+132.3%

Operating Expenses:
Payroll and employee benefits	(289.8)	(302.2)	-4.1%	(583.9)	(595.6)	-2.0%
Provision for staff retirement indemnities and youth account	(13.9)	(10.7)	+29.9%	(26.6)	(21.9)	+21.5%
Cost of early retirement programs	4.4	(152.6)	-	(32.8)	35.0	-
Charges from international operators	(50.0)	(40.5)	+23.5%	(92.9)	(83.4)	+11.4%
Charges from domestic telephony operators	(107.4)	(132.0)	-18.6%	(212.4)	(258.6)	-17.9%
Depreciation and amortization	(284.8)	(284.4)	+0.1%	(561.7)	(562.2)	-0.1%
Cost of telecommunications equipment	(99.0)	(119.6)	-17.2%	(212.4)	(221.3)	-4.0%
Other operating expenses	(361.2)	(356.3)	+1.4%	(687.7)	(692.1)	-0.6%
Total Operating Expenses	(1,201.7)	(1,398.3)	-14.1%	(2,410.4)	(2,400.1)	+0.4%

Operating income before financial results	178.4	90.1	+98.0%	380.2	543.4	-30.0%

Financial results:
Interest income	7.0	13.7	-48.9%	14.6	39.6	-63.1%
Interest expense	(97.1)	(83.0)	+17.0%	(170.1)	(194.1)	-12.4%
FX gain/(loss), net	(13.2)	0.3	-	(10.2)	3.7	-
Dividend income	9.0	9.6	-	9.0	9.6	-
Gain/(losses) from investments- impairments	(4.6)	24.4	-	(2.8)	24.4	-
	(98.9)	(35.0)	+182.6%	(159.5)	(116.8)	+36.6%

Profit before income taxes	79.5	55.1	+44.3%	220.7	426.6	-48.3%

Income taxes	(169.4)	(45.6)	+271.5%	(244.9)	(144.7)	+69.2%

Profit/(Loss) for the period	(89.9)	9.5	-	(24.2)	281.9	-

Attributable to:
Owners of the parent	(60.8)	6.4	-	5.0	274.9	-98.2%
Non-controlling interests	(29.1)	3.1	-	(29.2)	7.0	-
	(89.9)	9.5	-	(24.2)	281.9	-

* Certain reclassifications have been made for presentation purposes (See Exhibit IX)

EXHIBIT III – CONSOLIDATED STATEMENT OF CASH FLOWS

(€ mn)	H1’10	H1' 09
Cash Flows from Operating Activities:
Profit before taxes	220.7	426.6
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	561.7	562.2
Share-based payment	2.9	4.0
Cost of early retirement program	32.8	(35.0)
Provision for staff retirement indemnities and youth account	26.6	21.9
Provisions for doubtful accounts	68.5	62.6
Other provisions	(4.2)	-
Foreign exchange differences, net	10.2	(3.7)
Interest income	(14.6)	(39.6)
Dividend income, gains/(losses) and impairment of investments	(6.2)	(34.0)
Release of EDEKT fund prepayment	17.6	17.6
Interest expense	170.1	194.1

Working capital adjustments
Decrease/(increase) in inventories	23.6	(36.4)
Decrease/(increase) in accounts receivable	(45.8)	(58.4)
(Decrease)/increase in liabilities (excl. bank liabilities)	(103.6)	(66.4)
Minus:
Payment of early retirement programs	(135.9)	(22.4)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(46.8)	(34.8)
Interest and related expenses paid	(163.8)	(179.1)
Income taxes paid	(235.8)	(78.5)
Settlement of receivables due from disposed subsidiaries	-	16.6
Net Cash provided by Operating Activities	378.0	717.3

Cash Flows from Investing Activities:
Acquisition of minority interest and participation in subsidiaries' share capital increase	(7.9)	(48.4)
Acquisition of subsidiary net of cash acquired	(1.7)	0.0
Purchase of financial assets	(52.8)	(298.2)
Sale/maturity of financial assets	36.5	115.0
Repayments of loans receivables	4.9	4.8
Loans granted	(19.3)	-
Loans proceeds in conjuction with disposal of subsidiaries	-	78.5
Purchase of property, plant and equipment and intangible assets	(398.0)	(441.5)
Proceeds from disposal of subsidiaries	-	84.8
Interest received	8.6	31.5
Dividends received	-	0.3
Net Cash used in Investing Activities	(429.7)	(473.2)

Cash Flows from Financing Activities:
Proceeds from loans granted and issued	2.6	-
Repayment of loans	(59.7)	(35.7)
Dividends paid to Company's owners	(2.0)	(0.3)
Dividends paid to non-controlling interests	-	(1.2)
Net Cash provided by/(used in) Financing Activities	(59.1)	(37.2)

Net Increase/(Decrease) in Cash and Cash Equivalents	(110.8)	206.9
Cash and Cash equivalents at beginning of period	868.8	1,429.7
Net foreign exchange differences	3.1	(12.4)
Cash and Cash Equivalents at end of period	761.1	1,624.2

EXHIBIT IV – GROUP REVENUES

(€ mn)	Q2’10	Q2’09	%Change	6M’10	6M’09	%Change
Domestic Telephony:
Basic monthly rentals	189.7	216.3	-12.3%	388.5	433.1	-10.3%
Local and long distance calls
-Fixed to fixed	101.9	115.4	-11.7%	208.5	231.4	-9.9%
-Fixed to mobile	43.3	65.0	-33.4%	89.0	127.7	-30.3%
	145.2	180.4	-19.5%	297.5	359.1	-17.2%
Other	17.7	16.9	+4.7%	36.1	31.5	+14.6%
Total Domestic Telephony	352.6	413.6	-14.7%	722.1	823.7	-12.3%

International Telephony:
International traffic	18.7	20.5	-8.8%	35.8	41.1	-12.9%
Payments from mobile operators	9.2	13.3	-30.8%	19.1	25.3	-24.5%
	27.9	33.8	-17.5%	54.9	66.4	-17.3%
Payments from International operators	22.8	28.5	-20.0%	48.8	52.5	-7.0%
Total International Telephony	50.7	62.3	-18.6%	103.7	118.9	-12.8%

Mobile Telephony	555.6	599.7	-7.3%	1,116.1	1,178.7	-5.3%

Other Revenues:
Prepaid cards	4.7	8.7	-46.0%	12.0	18.0	-33.3%
Leased lines and data communications	72.1	82.2	-12.3%	146.3	164.4	-11.0%
ISDN, connection & monthly charges	33.0	35.7	-7.6%	66.8	72.1	-7.4%
Sales of telecommunication equipment	85.3	110.4	-22.7%	188.8	205.4	-8.1%
Internet services-ADSL	77.5	73.1	+6.0%	154.6	146.4	+5.6%
Metroethernet & IP CORE	10.2	6.5	+56.9%	20.8	13.3	+56.4%
Services rendered	34.4	22.2	+55.0%	64.8	42.9	+51.0%
Collocation & LLU's	41.3	24.9	+65.9%	81.7	58.7	+39.2%
Interconnection charges	21.2	19.7	+7.6%	41.8	45.1	-7.3%
Miscellaneous	20.0	22.4	-10.7%	40.2	42.6	-5.6%
Total Other Revenues	399.7	405.8	-1.5%	817.8	808.9	+1.1%

Total Revenues	1,358.6	1,481.4	-8.3%	2,759.7	2,930.2	-5.8%

EXHIBIT V – SEGMENT REPORTING (6M 2010)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	535.0		174.2	8.3	717.5
International Telephony	77.2		46.2	1.2	124.6
Mobile Telephony	0.0	1,196.3	0.0	0.0	1,196.3
Other	496.6	200.8	144.9	212.4	1,054.7
Total Revenues	1,108.8	1,397.1	365.3	221.9	3,093.1	(333.4)	2,759.7

Intersegment Revenues	(104.5)	(83.1)	(8.2)	(137.6)	(333.4)

Revenue from External Customers	1,004.3	1,314.0	357.1	84.3	2,759.7		2,759.7

Other income/ (expense), net	14.4	-	18.2	1.1	33.7	(2.8)	30.9

Operating Expenses:
Payroll and employee benefits	(377.4)	(124.9)	(81.4)	(32.8)	(616.5)	6.0	(610.5)
Voluntary retirement costs	(9.9)	(2.6)	(20.3)	-	(32.8)		(32.8)
Payments to international operators	(58.3)	(17.0)	(24.6)	(60.1)	(160.0)	67.1	(92.9)
Payments to domestic telephony operators	(91.7)	(150.9)	(27.3)	-	(269.9)	57.5	(212.4)
Depreciation and amortization	(189.8)	(248.4)	(105.0)	(21.8)	(565.0)	3.3	(561.7)
Cost of equipment & prepaid cards	(34.8)	(192.3)	(12.7)	(1.1)	(240.9)	28.5	(212.4)
Other operating expenses	(211.8)	(439.3)	(133.5)	(75.8)	(860.4)	172.7	(687.7)
Total Operating Expenses	(973.7)	(1,175.4)	(404.8)	(191.6)	(2,745.5)	335.1	(2,410.4)

Operating Income (EBIT)	149.5	221.7	(21.3)	31.4	381.3	(1.1)	380.2

Pro forma* EBITDA	349.2	472.7	104.0	53.2	979.1	(4.4)	974.7
as % of Revenues	31.5%	33.8%	28.5%	24.0%	31.7%	1.3%	35.3%

*Excluding impact of Voluntary Retirement Programs

EXHIBIT V – SEGMENT REPORTING (MAPPING OF RECLASSIFICATION* 2010)

Q1 2010 Figures as reported by OTE in Q1' 10 Results

	OTE	Cosmote	RomTelecom	All Other	Total	A & E	Consolidated
Revenues:							
Domestic Telephony	272.0		90.0	4.4	366.4		
International Telephony	37.3		23.1	0.7	61.1		
Mobile Telephony	0.0	599.0	0.0	0.0	599.0		
Other	251.3	106.2	81.7	99.5	538.7		
Total Revenues	**560.6**	**705.2**	**194.8**	**104.6**	**1,565.2**	**(155.9)**	**1,409.3**
Intersegment Revenues	(46.7)	(40.4)	(4.6)	(64.2)	(155.9)		
Revenue from External Customers	**513.9**	**664.8**	**190.2**	**40.4**	**1,409.3**		**1,409.3**
Operating Expenses:							
Payroll and employee benefits	(189.5)	(64.8)	(38.7)	(16.2)	**(309.2)**	2.4	**(306.8)**
Voluntary retirement costs	(31.5)	(2.6)	(3.1)		**(37.2)**		**(37.2)**
Payments to international operators	(26.0)	(7.9)	(12.3)	(27.5)	**(73.7)**	30.8	**(42.9)**
operators	(45.4)	(74.3)	(13.2)	0.0	**(132.9)**	27.9	**(105.0)**
Depreciation and amortization	(95.9)	(125.1)	(46.0)	(9.9)	**(276.9)**	0.0	**(276.9)**
Cost of equipment & prepaid cards	(15.2)	(105.1)	(6.0)	(0.3)	**(126.6)**	13.2	**(113.4)**
Other operating expenses	(99.3)	(211.7)	(62.2)	(33.1)	**(406.3)**	81.0	**(325.3)**
Total Operating Expenses	**(502.8)**	**(591.5)**	**(181.5)**	**(87.0)**	**(1,362.8)**	**155.3**	**(1,207.5)**
Operating Income (EBIT)	**57.8**	**113.7**	**13.3**	**17.6**	**202.4**	**(0.6)**	**201.8**
Pro forma* EBITDA	**185.2**	**241.4**	**62.4**	**27.5**	**516.5**	**(0.6)**	**515.9**
as % of Revenues	**33.0%**	**34.2%**	**32.0%**	**26.3%**	**33.0%**	**0.4%**	**36.6%**

Q1 2010 RECLASSIFIED FIGURES (as of June 2010)

Q1 2010	OTE	Cosmote	RomTel	All Other	Total	A & E	Consolidated
Revenues:							
Domestic Telephony	272.0		90.0	4.4	366.4		
International Telephony	37.3		23.1	0.7	61.1		
Mobile Telephony	0.0	599.0	0.0	0.0	599.0		
Other	251.3	106.2	73.5	99.5	530.5		
Total Revenues	**560.6**	**705.2**	**186.6**	**104.6**	**1,557.0**	**(155.9)**	**1,401.1**
Intersegment Revenues	(46.7)	(40.4)	(4.6)	(64.2)	(155.9)		
Revenue from External Customers	**513.9**	**664.8**	**182.0**	**40.4**	**1,401.1**		**1,401.1**
Other income/expense net	0.9	0.0	8.2	1.0	10.1	(0.7)	9.4
Operating Expenses:							
Payroll and employee benefits	(189.5)	(64.8)	(38.7)	(16.2)	**(309.2)**	2.4	**(306.8)**
Voluntary retirement costs	(31.5)	(2.6)	(3.1)		**(37.2)**		**(37.2)**
Payments to international operators	(26.0)	(7.9)	(12.3)	(27.5)	**(73.7)**	30.8	**(42.9)**
operators	(45.4)	(74.3)	(13.2)	0.0	**(132.9)**	27.9	**(105.0)**
Depreciation and amortization	(95.9)	(125.1)	(46.0)	(9.9)	**(276.9)**	0.0	**(276.9)**
Cost of equipment & prepaid cards	(15.2)	(105.1)	(6.0)	(0.3)	**(126.6)**	13.2	**(113.4)**
Other operating expenses	(100.2)	(211.7)	(62.2)	(34.1)	**(408.2)**	81.7	**(326.5)**
Total Operating Expenses	**(503.7)**	**(591.5)**	**(181.5)**	**(88.0)**	**(1,364.7)**	**156.0**	**(1,208.7)**
Operating Income	**57.8**	**113.7**	**13.3**	**17.6**	**202.4**	**(0.6)**	**201.8**
Pro forma* EBITDA	**185.2**	**241.4**	**62.4**	**27.5**	**516.5**	**(0.6)**	**515.9**
as % of Revenues	**33.0%**	**34.2%**	**33.4%**	**26.3%**	**33.2%**	**0.4%**	**36.8%**

   *See Exhibit IX

EXHIBIT V – SEGMENT REPORTING (6M 2009**)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	618.0		201.6	9.3	828.9
International Telephony	81.7		45.9	1.7	129.3
Mobile Telephony	0.0	1,279.9			1,279.9
Other	496.1	190.5	149.4	187.1	1,023.1
Total Revenues	1,195.8	1,470.4	396.8	198.2	3,261.2	(331.0)	2,930.2

Intersegment Revenues	(100.0)	(89.6)	(8.3)	(133.1)	(331.0)

Revenue from External Customers	1,095.8	1,380.8	388.5	65.1	2,930.2		2,930.2

Other income/ (expense), net	1.2	-	11.9	1.2	14.3	(1.0)	13.3

Operating Expenses:
Payroll and employee benefits	(379.7)	(127.6)	(82.2)	(32.4)	(621.9)	4.4	(617.5)
Voluntary retirement costs	38.9	-	(3.9)	0.0	35.0		35.0
Payments to international operators	(58.1)	(16.6)	(19.8)	(53.4)	(147.9)	64.5	(83.4)
Payments to domestic telephony operators	(111.0)	(184.5)	(34.7)	(0.1)	(330.3)	71.7	(258.6)
Depreciation and amortization	(216.0)	(220.4)	(103.1)	(22.7)	(562.2)	0.0	(562.2)
Cost of equipment & prepaid cards	(42.0)	(179.8)	(19.1)	(0.6)	(241.5)	20.2	(221.3)
Other operating expenses	(236.0)	(450.6)	(114.1)	(61.9)	(862.6)	170.5	(692.1)
Total Operating Expenses	(1,003.9)	(1,179.5)	(376.9)	(171.1)	(2,731.4)	331.3	(2,400.1)

Operating Income (EBIT)	193.1	290.9	31.8	28.3	544.1	(0.7)	543.4

Pro forma* EBITDA	370.2	511.3	138.8	51.0	1,071.3	(0.7)	1,070.6
as % of Revenues	31.0%	34.8%	35.0%	25.7%	32.8%	0.2%	36.5%

* Excluding impact of Voluntary Retirement Programs

** Adjusted (See Exhibit IX)

EXHIBIT V – SEGMENT REPORTING (MAPPING OF RECLASSIFICATION* 2009)

Q1 2009 Figures as reported by OTE in Q1' 10 Results

	OTE	Cosmote	RomTelecom	All Other	Total	A & E	Consolidated
Revenues:							
Domestic Telephony	309.5		100.0	4.5	414.0		
International Telephony	39.7		22.4	0.9	63.0		
Mobile Telephony		627.8			627.8		
Other	255.8	88.6	79.0	91.0	514.4		
Total Revenues	**605.0**	**716.4**	**201.4**	**96.4**	**1,619.2**	**(164.7)**	**1,454.5**
Intersegment Revenues	(53.5)	(44.3)	(4.1)	(62.8)	(164.7)		
Revenue from External Customers	**551.5**	**672.1**	**197.3**	**33.6**	**1,454.5**		**1,454.5**
Operating Expenses:							
Payroll and employee benefits	(189.2)	(64.4)	(36.8)	(15.3)	**(305.7)**	1.1	**(304.6)**
reversals/(costs)	190.9		(3.3)		**187.6**		**187.6**
Payments to international operators	(27.1)	(8.1)	(10.4)	(26.1)	**(71.7)**	28.8	**(42.9)**
operators	(54.3)	(94.0)	(18.2)	(0.1)	**(166.6)**	40.0	**(126.6)**
Depreciation and amortization	(109.6)	(106.3)	(51.1)	(11.2)	**(278.2)**	0.4	**(277.8)**
Cost of equipment & prepaid cards	(20.2)	(83.6)	(9.2)	(0.2)	**(113.2)**	11.5	**(101.7)**
Other operating expenses	(114.4)	(226.1)	(49.2)	(29.2)	**(418.9)**	83.7	**(335.2)**
Total Operating Expenses	**(323.9)**	**(582.5)**	**(178.2)**	**(82.1)**	**(1,166.7)**	**165.5**	**(1,001.2)**
Operating Income	**281.1**	**133.9**	**23.2**	**14.3**	**452.5**	**0.8**	**453.3**
Pro forma* EBITDA	**199.8**	**240.2**	**77.6**	**25.5**	**543.1**	**0.4**	**543.5**
as % of Operating revenues	**33.0%**	**33.5%**	**38.5%**	**26.5%**	**33.5%**	**-0.2%**	**37.4%**

Q1 2009 RECLASSIFIED FIGURES (as of Jun 2010)

Q1 2009	OTE	Cosmote	com	All Other	Total	A & E	Consolidated
Revenues:							
Domestic Telephony	309.5	0.0	100.0	4.5	414.0		
International Telephony	39.7	0.0	22.4	0.9	63.0		
Mobile Telephony	0.0	627.8	0.0	0.0	627.8		
Other	255.8	88.6	73.3	91.0	508.7		
Total Revenues	**605.0**	**716.4**	**195.7**	**96.4**	**1,613.5**	**(164.7)**	**1,448.8**
Intersegment Revenues	(53.5)	(44.3)	(4.1)	(62.8)	(164.7)		
Revenue from External Customers	**551.5**	**672.1**	**191.6**	**33.6**	**1,448.8**		**1,448.8**
Other income/expense net	0.5	0.0	5.7	0.5	6.7	(0.4)	6.3
Operating Expenses:							
Payroll and employee benefits	(189.2)	(64.4)	(36.8)	(15.3)	**(305.7)**	1.1	**(304.6)**
Voluntary retirement costs	190.9	0.0	(3.3)	0.0	**187.6**	0.0	**187.6**
Payments to international operators	(27.1)	(8.1)	(10.4)	(26.1)	**(71.7)**	28.8	**(42.9)**
operators	(54.3)	(94.0)	(18.2)	(0.1)	**(166.6)**	40.0	**(126.6)**
Depreciation and amortization	(109.6)	(106.3)	(51.1)	(11.2)	**(278.2)**	0.4	**(277.8)**
Cost of equipment & prepaid cards	(20.2)	(83.6)	(9.2)	(0.2)	**(113.2)**	11.5	**(101.7)**
Other operating expenses	(114.9)	(226.1)	(49.2)	(29.7)	**(419.9)**	84.1	**(335.8)**
Total Operating Expenses	**(324.4)**	**(582.5)**	**(178.2)**	**(82.6)**	**(1,167.7)**	**165.9**	**(1,001.8)**
Operating Income	**281.1**	**133.9**	**23.2**	**14.3**	**452.5**	**0.8**	**453.3**
Pro forma* EBITDA	**199.8**	**240.2**	**77.6**	**25.5**	**543.1**	**0.4**	**543.5**
as % of Revenues	**33.0%**	**33.5%**	**39.7%**	**26.5%**	**33.7%**	**-0.2%**	**37.5%**

*See Exhibit IX

EXHIBIT VI– MOBILE OPERATIONS

(€ mn)	Q2’10	Q2’09	% Change	6Μ’10	6Μ’09	% Change
Revenues:
Monthly service fees	213.7	208.0	+2.7%	428.3	406.7	+5.3%
Airtime revenues	214.0	246.0	-13.0%	433.2	485.0	-10.7%
Interconnection revenues	111.2	131.0	-15.1%	214.5	261.5	-18.0%
Roaming revenues	10.7	10.6	+1.1%	16.1	16.7	-3.3%
SMS revenues and other services	47.7	56.5	-15.6%	104.2	110.0	-5.3%
Sales of handsets and accessories	87.4	93.9	-7.0%	185.6	176.4	+5.2%
Commission revenues	-0.2	1.4	-	1.2	1.9	-37.8%
Οther operating revenues	7.5	6.6	+13.0%	14.0	12.1	+15.0%
Total Revenues	691.9	754.0	-8.2%	1,397.1	1,470.4	-5.0%
Revenues from telecommunication services	597.3	652.1	-8.4%	1,196.3	1,279.9	-6.5%

Operating Expenses:
Interconnection	-85.6	-99.0	-13.5%	-167.8	-201.1	-16.5%
Cost of goods	-87.9	-95.4	-7.9%	-188.6	-176.7	+6.8%
Payroll	-60.0	-63.7	-5.8%	-127.5	-128.1	-0.5%
Network operating costs	-54.3	-55.9	-2.9%	-111.0	-109.2	+1.7%
Distribution & sales	-80.1	-84.8	-5.5%	-154.0	-178.7	-13.8%
Marketing & Customer care	-47.3	-47.2	+0.3%	-93.2	-94.5	-1.4%
General & administrative	-29.2	-25.4	+15.1%	-55.5	-50.9	+9.0%
Provision for doubtful accounts	-16.1	-11.5	+39.7%	-29.3	-19.9	+47.3%
Depreciation	-123.3	-114.2	+8.0%	-248.4	-220.4	+12.7%
Total Operating Expenses	(583.9)	(597.0)	-2.2%	(1,175.4)	(1,179.5)	-0.4%

Operating Income (EBIT)	108.0	157.0	-31.2%	221.7	290.9	-23.8%

EBITDA	231.3	271.2	-14.7%	470.1	511.3	-8.1%
as % of Revenues	33.4%	36.0%	-2.6pp	33.6%	34.8%	-1.2pp
Pro forma* EBITDA	231.3	271.2	-14.7%	472.7	511.3	-7.5%
as % of Revenues	33.4%	36.0%	-2.6pp	33.8%	34.8%	-1.0pp

*Excluding impact of Voluntary Retirement Programs

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

	Jun 30, 2010	Jun 30, 2009	% Change
Fixed Line Operations, Greece
PSTN lines	3,581,117	3,942,249	-9.2%
ISDN, 64kb equiv. lines	1,155,748	1,239,470	-6.8%
Total lines (channels)	4,736,865	5,181,719	-8.6%
of which Wholesale line rental	60,126	8,945	+572.2%
ADSL subscribers	1,145,681	1,049,128	+9.2%
Unbundled local loops	1,237,269	857,468	+44.3%
Employees	11,198	11,941	-6.2%
Fixed Line Operations, Romania
Fixed Telephony Lines	2,663,712	2,865,694	-7.0%
ADSL subscribers	881,218	724,985	+21.5%
Satellite TV subscribers	934,082	779,827	+19.8%
Employees	9,224	10,230	-9.8%
Mobile Operations
Mobile subscribers, Greece	8,508,586	8,792,754	-3.2%
Mobile subscribers, Albania	2,037,375	1,526,334	+33.5%
Mobile subscribers, Bulgaria	3,953,623	4,007,775	-1.4%
Mobile subscribers, Romania*	7,086,990	6,330,325	+12.0%
Employees**	9,274	9,039	+2.6%

              *Romania figures include the impact of Zapp’s acquisition

              **Mobile Operations Employees do not include Cosmofon figures

EXHIBIT VIII –EBITDA AND PRO-FORMA EBITDA CALCULATION

EBITDA and pro forma EBITDA, as defined by OTE, are financial measures that help OTE to evaluate its core business operating results, before investing and financing activities, and before the effect of depreciation and amortization and to compare the performance of OTE and its subsidiaries with that of its peer group, which mainly consists of other European incumbent telecommunications operators. The following table provides a reconciliation of profit/loss for the year attributable to shareholders of the parent to EBITDA and pro forma EBITDA. Please note that according to the OTE structure of accounts, EBITDA and pro forma EBITDA as defined above are equivalent to items previously reported by OTE as OIBDA and pro forma OIBDA.

(€ mn)	Q2'10	Q2'09	% Change
Profit/(loss) for the period attributable to owners of the parent	(60.8)	6.4	-
Plus:
Depreciation and amortization	284.8	284.4	0.1%
Total loss from financial activities (a)	98.9	35.0	182.6%
Income taxes	169.4	45.6	271.5%
Non-controlling interests	(29.1)	3.1	-
EBITDA	463.2	374.5	23.7%
Adjustments:
Cost of early retirement programs	(4.4)	152.6	-
Pro forma EBITDA	458.8	527.1	-13.0%

EXHIBIT IX –CHANGE IN ACCOUNTING POLICY–RECLASSIFICATIONS

Effective January 1, 2010, OTE changed its accounting policy concerning provisions for pensions and other employee benefits and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in equity. This step is a voluntary change in accounting policies (IAS 8.14). OTE believes that fully recognizing actuarial gains and losses when they occur, results in a better presentation of the financial position, since hidden reserves and liabilities are realized and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly.

In addition, interest cost arising from the benefit plans will be classified in finance costs rather than in “provision for staff retirement indemnities and youth account”, as inclusion in finance costs better reflects the nature of that component of pension cost.

The impact of the change in accounting policies on profit after income taxes, shareholders equity, and provisions for pensions in prior years is detailed in OTE IFRS Report, in Note 19. Furthermore, certain reclassifications have been made for presentation purposes. For further details please see notes 11 and 19 of OTE IFRS report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: August 5, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer